BY COURIER

Kamps AG

04010632

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED MAR 15 2004 WASH. DC 153

PROCESSED MAR 17 2004 THOMSON FINANCIAL

March 12h , 2004

Rule 12g3-2(b) - File No. 82-4793

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

dlw 3/17

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-3
E-Mail info@kamps.de
Internet www.kamps.de

Press Release

Dr. Gerd Meyer succeeds Matthias Zachert as designated CFO of Kamps AG

Düsseldorf, March 12, 2004 Dr. Gerd Meyer has been appointed the new CFO at Kamps AG effective from May 1, 2004, succeeding Matthias Zachert, who is to become CFO at Bayer NewCo, which is likely to go public in early 2005 as part of the realignment of the Bayer Group. The financial professionalism which Mr. Zachert built up in the Kamps Group over the last two years will be in safe hands with Dr. Gerd Meyer.

Dr. Gerd Meyer previously worked as Group Controller at Mars and after that he became Board Member at Gothaer Versicherung.

The Barilla Group and Dr. Michael Kern, CEO of Kamps AG, highly praised Mr. Zachert's work: "We thank him a lot for the work he has done in the realignment of the Kamps Group. We wish him the best for his new challenge and, at the same time, we would like to warmly welcome Dr. Gerd Meyer to our company".

Contact:
Kamps AG
Investor Relations
Christoph Koch
E-Mail: christoph.koch@kamps.de
Tel. +49(0)211/530634-432
Fax. +49(0)211/530634-779